ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Quarter Ended March 31, 2013

This Report

This discussion and analysis of the financial position and results of operations for Atna Resources Ltd. (“Atna” or the “Company”) is current through May 10, 2013 (the “Report Date”) and should be read in conjunction with the unaudited, interim, condensed, consolidated financial statements and the notes thereto for the quarter ended March 31, 2013 (“First Quarter 2013”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s reporting currency is the United States dollar (“USD” or “$”) and all amounts are in USDs, except for noted disclosures that are made in Canadian dollars (“CAD” or “C$”). Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2012 and 2011, annual report on Form 20-F, and all National Instrument 43-101 (“NI 43-101”) technical reports referenced herein, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of Business

Atna is engaged in the exploration, development and production of gold, with its properties located primarily in the United States (“US”). The Company also has mineral interests in Canada. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on the over-the-counter Bulletin Board under the symbol “ATNAF”.

The Company is presently operating the Briggs mine and is using its cash flows from this mine and other available funds to develop the Company’s other gold properties. Briggs is located in southeastern California and commenced commercial gold production in July 2009.

The Pinson-underground project is in an early stage of production and still under development. Pinson is expected to attain commercial production levels in 2013. Pinson is located near Winnemucca, in Humboldt County, Nevada.

Development at the Reward gold mine, a permitted mine site near Beatty, Nevada, is currently on hold, pending the attainment of commercial production at the Pinson mine. A drilling program was completed in March 2013 at Reward, which demonstrated excellent potential to expand gold resource on the site. Our strategy is to sequentially develop mining properties, commencing with construction of the Reward mine once Pinson has achieved positive cash flow and the cash generated from both Briggs and Pinson has first been used to strengthen Atna’s balance sheet. Management believes that this strategy will provide the opportunity for funding the sequential development of Reward.

A study to determine the economic feasibility of developing an open-pit mine adjacent to the Pinson-underground mine began in late 2012 and is continuing in 2013. This study will determine whether to commence the permitting process for development of a new Pinson open-pit mine, in addition to the Pinson underground operations.

Metallurgical-sample drilling, environmental assessment studies and other data collection were completed in 2012 at the Columbia gold project located near Lincoln, in Lewis and Clark County, Montana. Additional work to determine the feasibility of the Columbia gold project will be required, and this work is expected to be undertaken over the next year.

The Kendall Mine (“Kendall”), located near Lewistown, Montana, is in the final stage of reclamation and closure activities. Remaining closure activities principally involve completion of a final-closure Environmental Impact Study, the process having been agreed upon in April 2012. Final earthwork was completed at the site in the third quarter 2012 with the placement of top soil over former leach-pad areas. Ongoing work consists of the monitoring and treatment of water.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Highlights for First Quarter 2013 and through the Report Date:

•	Atna generated net income of $0.8 million, $0.01 per basic share, in the First Quarter 2013 net of an income tax expense of $0.1 million.
•	Net cash provided by operating activities in the First Quarter 2013 was $3.4 million. Cash provided by operating activities before working capital adjustments was $2.4 million. As of quarter-end, cash and cash equivalents were $5.9 million, not including $1.1 million in receivables from the late-March sale of Pinson ore.
•	Briggs produced $4.7 million in operating cash flow and $2.4 million of income before tax in the First Quarter 2013. Pinson remains in development.
•	Gold sales for the First Quarter 2013 totaled approximately 8,420 ounces, a decrease of 19 percent relative to Fourth Quarter 2012 principally due to decreased production at Briggs as a result of an increased focus on waste stripping operations.
•	Waste stripping increased at Briggs to 7.1 tons of waste per ton of ore in First Quarter 2013 from 2.9 in Fourth Quarter 2012 as the mine operations transitioned between pits.
•	Pinson sold approximately 8,345 tons of oxide ore in March 2013 containing 1,242 recovered ounces, resulting in a quarter-end receivable of $1.1 million.
•	In March 2013, Atna entered into an agreement with Veris Gold USA Inc. (“Veris”) to process Pinson’s ores in 5,000 ton or greater lots, providing an outlet for mixed ore (combinations of oxide and sulfide ore) and allowing Atna to decrease expected invested working capital. Shipment of Pinson sulfide ore commenced in April to the Jerritt Canyon roaster of Veris Gold.
•	At Pinson, 1,339 feet of development was completed in First Quarter 2013, a 109 percent increase over the Fourth Quarter 2012. April development totaled 864 feet or 62 percent of total First Quarter development.
•	At Pinson, three stopes are currently being mined and five additional stopes are under development. The ramp-up of production is dependent on the number of stopes brought into production.
•	Pinson mined 9,896 tons of ore in First Quarter 2013 compared to 4,187 tons of ore in Fourth Quarter 2012.
•	In February 2013, Pinson received its major permit modification to allow the expansion of production to 400,000 tons of ore per year.
•	In March of 2013, the term of the remaining credit facility of C$17.5 million with Sprott Resource Lending (“Sprott”) was extended with C$1.46 million due each month commencing September 30, 2013 and ending on August 29, 2014.

Outlook and Strategy

Atna’s business model is one of adding value through mine development and operations to maximize future cash flows. The Company plans to expand its gold production by adding and developing low-capital-cost projects. This growth plan incorporates the concept of initiating mining on a low-capital-cost basis, while opting for higher initial cash operating costs. Once operations come on line, the Company intends to reduce operating costs through continuous improvement, paid for from operating cash flow. As an operating mining company, the Company expects to conduct additional brown-field site exploration or target projects in order to replenish and expand reserves. With its current inventory of organic projects, existing exploration properties, and the realistic potential to discover or convert resources in its existing mine areas, the Company has a backlog of development opportunities and is not seeking additional development opportunities at this time.

As a result of the decline in gold price during April 2013, the Company has reviewed its spending plans and has decided to defer the majority of its discretionary spending to focus its resources on completing the ramp-up of operations at the Pinson mine. In this effort to conserve and build cash resources, the pace of primary spiral development to depth at Pinson will be reduced, while stope development from the spiral is being accelerated to create additional ore mining faces. At this time, up to one year of ore production can be developed from the current spiral elevation.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

As gold prices improve or as additional funding becomes available or cash is generated from operations, the Company intends to continue to execute on its strategy of developing its portfolio of advanced-stage growth projects.

This strategy will provide the opportunity for funding the sequential development of Reward and future projects in a measured and controlled manner.

The Company’s key goals in 2013 are:

•	Maintain an exemplary level of safety and environmental performance;
•	Complete initial development at Pinson, achieving commercial production levels and positive net cash flows;
•	Ramp-up production at Pinson through the year to a rate of 750 ore-tons per day;
•	Pay down all outstanding 2009 Gold Bonds and reduce the Sprott note (described under “Liquidity and Capital Resources – Financing Transactions”), while developing long-term banking relationships to support future growth plans;
•	Commence a feasibility study to determine the economic potential of the open-pit resource at Pinson; and
•	Commence another phase of drilling and initiate mine development at Reward, contingent upon the Company generating adequate funding.

Mine Operations

Briggs Mine, California

The Briggs gold mining property (“Briggs”) was acquired by the Company in 1990. Briggs was initially constructed in 1995; production ceased in 2004 due to gold-market conditions, and commercial production recommenced in mid-2009. Briggs is a conventional open-pit mine that uses heap-leach gold recovery. Targeted gold recovery is 80 percent. Briggs is located on the west side of the Panamint Range near Death Valley, California. The Briggs Mine is located on 156 unpatented claims, including 15 mill site claims, covering approximately 2,890 acres. No royalties are payable at Briggs. In addition to Briggs, the Company owns or controls four satellite projects (“Briggs Satellite Projects”) totaling 2,505 acres located between two and four miles north of Briggs: Cecil R, which includes 48 claims; the Jackson project (“Jackson”) located on 40 unpatented claims, two patented claims and one patented mill site; and the Mineral Hill project (“Mineral Hill”) and Suitcase projects (“Suitcase”) located on 48 unpatented claims. All of the mining claims are located on land administered by the Bureau of Land Management ("BLM").

In 2013, Briggs is expected to produce and sell approximately 35,000 to 43,000 ounces of gold. Full cost, including sustaining capital and depreciation, is budgeted to be between $1,070 and $1,120 per ounce. Briggs is budgeted to crush and place on the leach pad approximately 2.4 to 2.8 million tons of ore containing 41,000 to 50,000 ounces of gold. The waste stripping ratio is projected to average 4.8 tons of waste per ton of ore for the year with stripping of new pits being completed in second quarter 2013. Briggs is committed by terms of the 2009 Gold Bonds to pay bondholders the equivalent of 2,443 ounces of gold in the last three quarters of 2013 in equal quarterly installments at near-quarter-end market prices.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Production details for Briggs for the five most recent quarters are shown in the following table.

	First	Fourth	Third	Second	First
Production Statistics	Quarter 2013	Quarter 2012	Quarter 2012	Quarter 2012	Quarter 2012
Waste tons	2,635,600	1,718,900	1,201,100	1,348,100	1,719,500
Ore tons	371,800	599,200	634,600	581,500	712,400
Total tons	3,007,400	2,318,100	1,835,700	1,929,600	2,431,900
Strip ratio (waste / ore)	7.1	2.9	1.9	2.3	2.4
Ore grade (oz/ton)	0.022	0.019	0.017	0.020	0.018
Contained gold ounces mined	8,000	11,100	10,700	11,600	12,500
Gold ounces sold	7,700	9,600	8,600	8,100	9,400
Recoverable gold ounces in inventory	15,100	16,600	16,700	17,700	16,600
Cash cost of gold sales ($/oz) including net changes in production stripping and inventory	$1,098	$1,061	$1,037	$928	$911

Cash cost per gold ounce sold is a common gold mining industry measure and is therefore provided for benchmarking purposes. The measure may be useful as an indication of the average cash cost per ounce sold; but the measure does not reflect incremental costs or cash expenditures because fixed costs are included in the calculation and capital spending is ignored by the measure. Under IFRS, there is no standardized definition of cash cost per gold ounce sold and therefore the measure may not be comparable to similar measures reported by other issuers. The Company calculates cash cost per gold ounce sold using the Gold Institute Standards, and the measure is calculated by subtracting depreciation, depletion, amortization, and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, mine-site overhead, production taxes, royalties, production stripping costs net of capitalization, secondary development costs, changes in inventory, and mine-site depreciation, amortization, depletion.

The following schedule reconciles cost of sales to cash-cost per gold ounce sold for the periods indicated.

	Three Months Ended March 31,
	Q1 2013	Q1 2012
Total cost of sales	$10,118,600	$10,844,000
Less - mining related depreciation and amortization	(1,627,000)	(2,224,000)
Less - silver by-product credits	(89,100)	(103,400)
Total cash cost of sales	$8,402,500	$8,516,600

Ounces sold	7,650	9,350

Total cash cost per ounce	$1,098	$911

Briggs produced $4.7 million in operating cash flow and $2.4 million of income before tax in the First Quarter 2013. Gold ounces sold in First Quarter 2013 lagged Fourth Quarter 2012 sales by approximately 20 percent and gold inventory in stockpiles, on the heap-leach pad and in the processing plant declined to approximately 15,100 ounces from approximately 16,600 ounces at year-end 2012. This sharp drop in gold sales and drawdown of gold inventory was largely the result of reduced availability of ore in the First Quarter 2013 as Briggs focused on pre-stripping of new pit areas. This reduced the amount of crushed ore placed on the leach pad for recovery. Reduced crushed ore placements created an excess of available leach solution which was utilized to recover residual gold inventory from the leach pad.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

The sequencing of stripping operations continued to impact the availability of ore in First Quarter 2013 as indicated in the Fourth Quarter 2012 report. To address this shortfall, two additional 100-ton haul trucks and one additional blast-hole drill were purchased to increase the mining of waste necessary to access additional ore tons. A combination of these equipment purchases, an increased focus on loader maintenance, and improved working space in the pits under development, allowed for higher mining productivities in the First Quarter 2013. The waste-to-ore strip ratio increased to 7.1 in First Quarter 2013 from 2.9 in the Fourth Quarter of 2012. Due to this stripping in First Quarter 2013 and continued stripping activities in Second Quarter 2013, ore deliveries to the crusher are expected to allow operation of the crushing plant at full capacity before the end of Second Quarter 2013. The budgeted waste-to-ore stripping ratio at Briggs for full year 2013 is expected to be 4.8 tons of waste per ton of ore mined.

The cash cost of gold per ounce sold, $1,098, increased in First Quarter 2013 by approximately three percent over Fourth Quarter 2012 and by approximately twenty-one percent over First Quarter 2012. This increased unit cost was the direct result of lower gold ounces produced, the higher stripping ratio and the drawdown of high-cost residual gold inventory from the leach pad. Cash costs per unit are expected to decrease in the second half of 2013 as pre-stripping requirements are reduced and additional ore supply becomes available.

The Briggs crushing plant has now crushed over 34 million tons of ore in its lifespan. Plant maintenance issues were experienced in the first half of 2012, reducing crushed-ore placements on the leach pad. Turnaround maintenance was required, which was completed in the second half of 2012 and early 2013. These activities included replacement of the primary jaw crusher and vibrating feeder, rebuild of the secondary crusher, purchase of two new tertiary crushers and rebuild of the third, and rebuild of the screening plant and conveyor systems. In late 2012 and early 2013, additional conveyors were purchased to allow stacking on the upper lifts of the leach pad in the future. This work has improved the maintenance status of the plant and the Company believes that it will allow for higher operational productivities in the future as ore supplies are available.

Briggs’ production costs on a per-ton-mined and processed basis are summarized below for the indicated quarters.

Briggs Mine Average Operating Cost Per Ton

Function	Basis	Q1 2013	Q1 2012
Mining	$/ton of material, ore & waste	$1.62	$1.45

Mining	$/ton of ore crushed	$13.35	$4.94
Crushing	$/ton of ore crushed	$3.70	$3.35
Leach and Plant	$/ton of ore crushed	$3.54	$1.41
Site Gen and Admin	$/ton of ore crushed	$5.15	$2.85
Total Operating Cost	$/ton of ore crushed	$25.74	$12.55

Unit production costs were negatively impacted by low ore volumes as previously discussed. As ore supply improves in the second quarter, unit cost per ton measures are expected to improve.

Capital additions, on a cash-flow basis and inclusive of mine development, aggregated approximately $2.7 million in the First Quarter 2013. Sustaining capital expenditures for full year 2013 are expected to be between $4.5 million and $5.5 million. As of March 31, 2013, the cumulative, recorded cost of Briggs’ property, plant, mine development, and mineral interests was $58.4 million, having a carrying-value of $31.0 million, net of depreciation and amortization.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Pinson Underground Mine, Nevada

Development of the Pinson underground mine commenced in early 2012. The mine is currently producing gold while operations are ramping-up in scale to achieve commercial production levels in 2013. All expenditures and revenues recognized during this ramp-up stage, prior to commercial production, and having a future benefit, are capitalized. The Pinson open-pit property is discussed separately in a later section as a development property.

Pinson is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. Gold mineralization at Pinson is oxidized near surface and becomes higher in sulfide content at depth. The sulfide mineralization requires a gold recovery process using either an autoclave or a roaster to oxidize the ores to enable gold recovery. Approximately 85 percent of the ore at Pinson is expected to be sulfide.

Pinson underground ores are subject to a 6.0 percent Net Smelter Return ("NSR") royalty payable to underlying landholders. A NSR royalty is a defined percentage of the gross revenues from a mining operation, less a proportionate share of incidental transportation, insurance, refining and smelting costs. A subsidiary of Barrick Gold Corporation is entitled to a 10 percent, net profits royalty, that is payable after all development expenditures are recaptured and the first 120,000 ounces of gold have been sold.

Mining is by mechanized methods utilizing underground loaders, trucks, and jumbo drills. The Pinson mine is utilizing an underhand cut-and-fill mining method with cemented rock fill (“CRF”). This method was chosen due to the variable nature of the various ore bodies and the low strengths of the ore and country rock. This method is designed to maximize safety and minimize ore dilution, while recovering a high percentage of ore reserve to maximize economic return. The underhand cut and fill mining method is currently being used to enhance miner safety just as it is being used in a number of mines in Nevada with similar ore and country rock characteristics. Golder Associates, a globally recognized geotechnical and engineering consulting firm, has been retained to provide geotechnical review and to evaluate the ground control design in development and ore headings; to review and provide technical guidance on the mixing and placement of CRF in the stopes; and to provide ongoing ventilation design and support.

The underground mine workings were being de-watered using two existing wells in First Quarter 2013. A third well was completed in April 2013, and a fourth well has been drilled and is awaiting installation of a pump. Water is currently being discharged into two existing rapid infiltration basins and a third basin is permitted for construction. Surface dewatering wells are pumped to keep mine-workings dry, but water inflow has been encountered locally in the workings. This inflow is managed with internal sumps and pumps.

Due to the limestone inclusions inherent in the ore, grade distribution tests verified that large particles in the ore were mostly waste rock. To enhance shipped ore grade, screening of the ore began in February 2013. Approximately 10 percent oversize material is rejected, containing little or no grade, prior to processing or shipment. This screening operation reduces both trucking and processing costs. Screening tests will continue to optimize overall product quality.

Mined ore is transported to surface stockpiles. Once assay data is received, the ore is separated into both oxide and sulfide, high and low grade stockpiles. When a sufficient lot size has been accumulated, the ores are shipped to third party processing plants for gold recovery. Ore sales or processing agreements have been signed with three separate plants and a decision to ship ores to any one of the three plants will depend on ore characteristics, process economics and available shipping-lot sizes. The rate of production, the batch sizes of the ore shipments, and roughly a 30-day receivable cycle will potentially result in months elapsing between the ore being mined, ore sales, and cash receipts. This is expected to result periodically in large working capital balances, building inventory and receivables.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Atna entered into a non-exclusive Ore Milling and Gold Purchase Agreement with an affiliate of Barrick Gold allowing Atna, at its option, to process Pinson sulfide ores at Barrick's Goldstrike autoclave processing facilities (“Goldstrike Plant”). This agreement is evergreen through the life of the Pinson underground project. Sulfide ore will be shipped in lots of 15,000 tons under the contract, equivalent to one day of processing capacity at the Goldstrike Plant. All gold produced under this Agreement will be sold to Barrick at market-indexed prices. The Goldstrike Plant is approximately 135 miles from Pinson.

A toll processing agreement was signed in March 2013 with Veris Gold USA Inc. (“Veris”) to process Pinson ores at their Jerritt Canyon roaster facility. Under this agreement, Veris is responsible for transportation of ore from Pinson to the Jerritt Canyon plant, a distance of approximately 170 miles, processing of ores, and delivery of gold doré to Atna's account at a refinery. Atna retains title to the segregated inventory as Veris processes it. Atna also controls the sale of the refined gold product. The minimum process lot size under this agreement is 5,000 tons, representing the daily capacity of the plant. The Jerritt Canyon facility is a roaster facility that can process a mix of sulfide and oxide material, which provides additional process flexibility as mining at Pinson passes through transition ore zones containing mixed oxide and sulfide ores. During the early stages of production ramp-up, the smaller lot size option also provides flexibility to smooth gold sales revenue and reduce working capital buildup.

An ore sales agreement has also been signed for the sale of oxide ores from Pinson to Newmont's Twin Creek's oxide mill. Under this agreement, ore will be sold, based on a payable/recoverable gold content basis, to Newmont in 3,000 ton lots, representing the daily capacity of the oxide mill. This agreement is valid through December of 2013. Newmont’s Twin Creeks plant is approximately eight miles from Pinson. Oxide ore represents approximately 15 percent of stated reserves at Pinson, and dependent on sulfide sulfur content, may also be blended into sulfide ore shipments to other processors.

Development work at Pinson commenced in early 2012 and has continued to accelerate. During 2012, the Company expended $22.5 million on development of and on property, plant, and equipment for the Pinson Mine, net of pre-production sales in 2012. During Q1 2013, an additional $9.7 MM has been invested into development and production ramp-up activities. Major milestones completed to date include the following:

•	There were no reportable accidents in First Quarter 2013.

•	A total of 17,750 tons of ore has been mined from the Ogee ("OG") zone containing 5,100 gold ounces.

•	Production in First Quarter 2013 was 9,896 tons of ore containing approximately 2,735 ounces of gold.

•	Over 4,100 feet of underground development has been completed.

•	The spiral decline has been driven to the 4530 elevation level.

•	Laterals have been driven into the Ogee ("OG") zone on the 4770, 4740, 4650, 4600, and 4530 levels.

•	Access to the Adams Peak (“AP”) zone is in progress at the 4640 and 4590 levels.

•	Access into the Range Front (“RF”) zone is in progress at the 4620 and 4570 levels.

•	Production mining continued in the OG zone in First Quarter 2013, and AP and RF top-cut ore mining is expected to commence in May adding two additional production stopes.

•	Placement of Cemented Rock Fill (CRF) into the top cuts and underhand cuts has been successful in multiple cuts. Mining under the CRF allows for wider faces and more productive advance-rates.

•	A third dewatering well was completed in April 2013.

•	Two oxide ore shipments were made to the Twin Creeks mill in First Quarter 2013, totaling 8,345 tons containing 1,242 recoverable ounces. Payment for both shipments was received in April.

•	Shipment of sulfide and mixed ores to Veris began in April with expected processing to begin in early May.

•	The 2013 mine plan was substantially reengineered in First Quarter 2013 based on updated knowledge of deposits and actual experience with ground support. This led to an increased focus on secondary development and to more rapid advancement of ore production.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Up to one year of ore supply proving over 90,000 gold ounces can be accessed from the currently developed spiral at the 4530 level. As a result, resources previously focused on primary spiral development have been redirected to secondary development to access new stopes and to the mining of ore. This will accelerate ore mining and improve cash flow generation at the mine. Access drifts are being driven into the OG, RF and AP mining zones from the spiral, which will allow ore mining in all three zones. An internal ventilation raise has been designed to connect the 4590 level of the mine to the 4700 level. This raise will be utilized for increased fresh air ventilation and will serve as an escape way to comply with MSHA standards for ore mining below the 4600 level.

To date, only the OG zone has been mined. Ore geometry is complex in the OG zone, which requires strong geologic control of ore mining operations, which initially slowed productivity. To provide better local geologic knowledge and to improve productivity, each stope block is now being drilled prior to mining using a reverse circulation drill rig. This is providing good information, which is used to control stope development. Individual stope blocks, depending on size, may provide ore for over a year.

The table below shows quarterly production and development statistics for the last five quarters, since active development commenced for Pinson-underground.

Production Statistics	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Total
Oxide tons	3,829	3,027	454	340	1,413	9,063
Oxide grade (opt)	0.309	0.215	0.455	0.381	0.333	0.291
Oxide ounces	1,185	650	207	130	471	2,641
LG Oxide tons	1,711	-	-	-	-	1,711
LG Oxide grade, (opt)	0.069	-	-	-	-	0.069
LG Oxide ounces	119	-	-	-	-	119
Sulfide tons	2,950	1,160	1,468	-	-	5,578
Sulfide grade (opt)	0.415	0.353	0.341	-	-	0.382
Sulfide ounces	1,224	409	501	-	-	2,133
LG Sulfide Tons	1,405	-	-	-	-	1,405
LG Sulfide grade, (opt)	0.148	-	-	-	-	0.148
LG Sulfide ounces	208	-	-	-	-	208
Total tons mined	9,896	4,187	1,922	340	1,413	17,758
Total Average Grade mined	0.276	0.253	0.368	0.381	0.333	0.287
Total ounces mined	2,735	1,059	707	130	471	5,102

Payable oxide ounces sold	724	438	-	375	-	1,537
Payable sulfide ounces sold	-	-	-	-	-	-
Payable ounces sold	724	438	-	375	-	1,537

Primary Development, (ft)	409	450	613	765	61	2,298
Secondary Development, (ft)	930	444	428	-	-	1,802
Total Development (ft)	1,339	894	1,041	765	61	4,100

Active stope areas	3	2	2	bulk sample	bulk sample
Stopes under development	5	3	2	-	-

A lateral drive to access the RF ore zone began in late January and heads through numerous faults and structural features. Advance rates have been slower than expected through this ground and extra care is needed to develop and maintain a long-term haulage drift. This drive accesses the RF reserve blocks which are currently being developed for production commencing in the second quarter of 2013. The AP zone is located between the RF zone and the spiral and can be developed simultaneously with the RF zone. The RF and AP mining zones are larger, and, based on drilling, are less geologically complex and more continuous than the OG zone.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Ore production is expected to increase throughout 2013 as additional ore stopes are developed. Based on current forecasts, Pinson is expected to produce between 50,000 and 57,000 ounces of gold in 2013 at a projected cash cost of between $900 to $950 per ounce, inclusive of contract mining services, equipment rentals, third-party processing costs, transportation of ore to third-party processors, all royalties and severance taxes. The majority of this production is expected to occur in the second half of 2013. Total production cost including sustaining capital and depreciation is projected to be between $1,025 and $1,180 per ounce.

Multiple types of ore, the use of multiple processing plants, and processors using sliding scales based on head grade to determine payable recoverable ounces combine to require a strong focus on ore control and ore management systems at Pinson. Improving these systems is a key focus as the operation expands in size and scope. Additional focus is being placed on gaining a better understanding of ground control requirements, development of data for validation of reserve models, and stope sequencing and development planning as additional working faces are added. These actions are important to the success at Pinson.

On February 5th, 2013, Pinson's application for modification to its Mine Water Pollution Control Permit became effective. This permit approval authorizes Atna to construct and operate the Pinson Mine and to extract by underground mining up to 400,000 tons of ore per year for offsite processing. The modification replaces the former Pinson Exploration Project permit which allowed the mining of up to 36,500 tons of ore per year.

Atna provided the State of Nevada with approximately $0.8 million of bonding to date and expects to provide up to an additional $1.2 million in bonds when the State and Federal agencies complete their reviews of the bonding requirement.

DEVELOPMENT PROPERTIES

Pinson Open-pit Project, Nevada

The Pinson mine previously operated as an open-pit mine with gold produced from oxide ores through heap-leach and oxide mill recovery. Between 2004 and 2011, the Pinson joint venture conducted substantial drilling from surface in and around the existing open-pits providing new information and expanding the mineral resources. The Company evaluated this new information, which resulted in the development of a substantial measured and indicated mineral resource containing 981,700 gold ounces that the Company believes to be amenable to open-pit mining and heap-leach gold recovery. This resource is adjacent to but separate from the underground resource.

The Company has initiated a feasibility study to first determine the economic feasibility of developing the section 33 pit, which resides only on private property owned by Atna. Engineering work on this project commenced in January 2013. A second goal of this study is to develop information needed to produce a Mine Plan of Operations to be submitted to the NDEP to commence the permitting process. This project is currently unpermitted and will be subject to Nevada’s complete permitting process prior to the commencement of mining.

Work during First Quarter 2013 included the completion of initial pit designs and layouts of waste dumps and leach pad areas. Geotechnical and rock characterization tests were initiated on the design areas, and initial plant design and metallurgical test programs were initiated. Bottle rolls and column recovery tests were initiated.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Reward Mine, Nevada

Reward is located on approximately 2,214 acres in southwestern Nye County, Nevada, about 5.5 miles south-southeast of the town of Beatty. The Company holds eight placer claims and 14 unpatented lode claims under four mining leases, which expire in 2024 and 2025. The Company also owns 99 unpatented claims and six patented claims. The leases and patented claims each carry a 3 percent NSR royalty.

Upon completion of the planned construction activities, Reward will be a conventional open-pit mining operation with ore crushing and heap-leach gold recovery. Mining operations at Reward will utilize conventional 100-ton trucks and 15-yard loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Target gold recovery is 80 percent for the project. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. A recent trade-off study recommends the processing of loaded carbon at Reward versus transport for processing at either Briggs or at a third party processing facility.

In July 2012, the Company announced the results of a the “NI 43-101 Technical Report, Reward Gold Project, Nye County, Nevada” dated June 29, 2012 with an effective date of December 31, 2011 (the “Reward Report”) prepared by Fred Barnard, PhD, AIPG-CM, Greg Chlumsky, MMSA, Michael J. Read, SME-RM, Matthew P. Reilly, P.E. and Robert L. Sandefur, P.E. of Chlumsky, Armbrust & Meyer LLC, an independent engineering firm. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Atna contracted with Chlumsky, Armbrust, & Meyer LLC of Lakewood, Colorado, to prepare the Reward Report in order to consolidate information in relation to the mineral resource estimate, mineral reserve estimate and update the feasibility information for Reward. Projected project economics at varying gold prices are shown in the following table.

Gold Price	$1,200	$1,300	$1,400	$1,500	$1,600

Cash Flow (US $Million)	$75.0	$94.6	$114.2	$133.8	$153.5
NPV @5% (US $Million)	$52.8	$68.6	$84.4	$100.2	$116.0
IRR	38.4%	48.0%	57.5%	66.9%	76.1%
Payback (Years)	2.6	2.2	2.1	2.0	1.9

C2-Cash Cost* (US $/oz)	$569	$576	$584	$592	$600
C3-Full Cost** (US$/oz)	$847	$855	$863	$871	$878

* C2 cash cost includes all direct operating costs, royalties and severance taxes

** C3, full cost, includes C2 costs plus capital cost recovery

Reward Report Highlights (M=million)

Mine Production Rate: 6,500 ore tons per day

Mine Life: seven years

Average Gold Recovery: 80% (60% in first two months)

Crush Size: 80% passing 1/2 inch

Life of Mine Strip Ratio: 3.1:1 (waste: ore)

Initial Capital Cost: $34.5M (including $5.5M in capital leases and $2.2M in contingency)

Phase 2 Expansion Capital: $6.9M (including $1.2M bond collateral)

Underlying NSR royalty: 3.0%

Average Annual Gold Production: 35,000 ounces

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Planned start-up capital costs total $34.5 million for crushing and process plants, facilities and infrastructure, mobile mining fleet, capitalized stripping and funding of surety bonds; however this is likely to increase by the time the development occurs. Offsite infrastructure development requirements for the project have been completed. The production water well, wildlife exclusion fencing, electrical power lines, and road improvements were completed in 2011. Capitalized exploration at Reward in First Quarter 2013 totaled $0.4 million. Reward’s carrying cost as of March 31, 2013 was $11.2 million, net of accumulated depreciation.

Substantially all permits required for mine development and operating activities have been received. The US Bureau of Land Management signed the Record of Decision and Finding of No Significant Impact to approve development of Reward in August 2009. In January 2010, the Nevada Division of Environmental Protection issued a Reclamation Permit that became effective February 7, 2010. This permit, subject to the placement of a total of $6.2 million in reclamation bonds, will allow Atna to construct the Reward Mine. Approximately $0.9 million of the bonding is in place, and the balance is expected to be placed prior to commencing final construction. Reclamation bonds may be subject to inflation and other adjustments. Other major permits, including the Class II Air Quality Operating Permit, Water Pollution Control Permit, and a Permit to Change Point of Diversion, Manner of Use and Place of Use of The Public Waters, have also been issued by the State of Nevada.

The Company expects to commence construction of the Reward mine once Pinson has achieved positive cash flow and the cash generated from both Briggs and Pinson has first been used to strengthen Atna's balance sheet. This strategy will provide the opportunity for funding the sequential development of Reward in a measured and controlled manner. Once commenced, a nine-month construction period is anticipated; with gold production commencing three months after construction is completed.

Current reserve estimates are based on estimated future costs and the prior three-year average gold price of $1,490 as of December 31, 2012, supported by an NI 43-101 compliant report dated June 29, 2012. Reserves assume an 80 percent processing recovery rate based on metallurgical test results. The Reward operation is expected to produce approximately 215,000 ounces of recovered gold over a seven-year mine life. The life of mine waste-to-ore strip ratio is expected to be 2.9.

Gold mineralization at Reward is controlled principally by the Good Hope fault zone; a sheeted, steeply dipping, north-south-trending quartz-vein zone. Adjacent to the Good Hope fault, the phyllitic quartzite, siltstone, and shales dip moderately to the east (45 degrees) and are host to more disseminated gold mineralization associated with narrow iron oxide veinlets (after pyrite) and minor quartz veining. The Reward gold deposit has been sampled by 339 holes totaling more than 125,000 feet drilled by a number of mining entities over the past 15 years including the Company. Gold mineralization has been encountered over a strike length of more than 2,400 feet and to a depth of 700 feet along the Reward structure. The width of mineralization within the structural zone ranges from a few feet to up to 200 feet and the bedded zones along the southeastern flank of the main Reward deposit attains thicknesses in excess of 300 feet. Mineralization in the Good Hope structure and the bedded zones along the southeastern margins of the deposit remains open at depth and along strike to the south. To date, other than exploration and development drilling, no mining operations have been conducted at Reward.

During First Quarter 2013, the Company completed a drilling program to continue to evaluate the southern and southeastern margins of the main Reward gold deposit. This drilling continues to find extensions of the known zones of mineralization, but the drill-hole penetrations are not sufficiently dense to produce expansions of either the reserves or resources at the current time. Additional drilling will be required to move these promising extensions into either reserves or resources, although the Company provides no assurances that such reclassification can or will be achieved. Gold resources at Reward therefore have not been updated.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Detailed Drill Results – Q1-2013 Drill Program

	From-feet (meters)	To-feet (meters)	Length-feet (meters)	*True Thickness-feet (meters)	ounces/ton Au (grams/tonne Au)
RW13-022 (Azimuth 270, Angle -65)
	185 (56.4)	230 (70.1)	45 (13.7)	39 (11.9)	0.025 (0.84)
RW13-038 (Azimuth 270, Angle -65)
	350 (106.7)	495 (150.9)	145 (44.2)	101 (30.8)	0.020 (0.68)
Including	355 (108.2)	405 (123.4)	50 (15.2)	35 (10.7)	0.036 (1.24)
RW13-039 (Azimuth 0, Angle -90)
	225 (68.6)	310 (94.5)	85 (25.9)	36 (11.0)	0.016 (0.54)
RW13-040 (Azimuth 0, Angle -90)
	420 (128.0)	505 (153.9)	85 (25.9)	61 (18.6)	0.017 (0.57)
RW13-041 (Azimuth 0, Angle -90)
	75 (22.9)	100 (30.5)	25 (7.6)	20 (6.1)	0.028 (0.95)
	245 (74.7)	255 (77.7)	10 (3.0)	8 (2.4)	0.014 (0.43)
RW13-042 (Azimuth 90, Angle -70)
	240 (73.1)	355 (108.2)	115 (35.1)	109 (33.2)	0.020 (0.69)
RW13-043 (Azimuth 0, Angle -90)
	635 (193.5)	685 (208.8)	50 (15.2)	42 (12.8)	0.011 (0.37)
RW13-044 (Azimuth 0, Angle -90)
	130 (39.6)	200 (61.0)	70 (21.3)	66 (20.1)	0.016 (0.56)
	215 (65.5)	310 (94.5)	95 (29.0)	83 (25.3)	0.029 (0.98)
RW13-045 (Azimuth 90, Angle -75)
	610 (185.9)	665 202.7)	55 (16.5)	42 (12.8)	0.019 (0.66)
RW13-046 (Azimuth 0, Angle -90)
	340 (103.6)	355 (108.2)	15 (4.6)	14 (4.3)	0.024 (0.81)
	395 (120.4)	740 (225.6)	345 (105.2)	320 (97.5)	0.022 (0.76)
Including	400 (121.9)	420 (128.0)	20 (6.1)	18.5 (5.6)	0.059 (2.02)
Including	570 (173.7)	670 (204.2)	100 (30.5)	93 (28.3)	0.030 (1.01)
RW13-048 (Azimuth 0, Angle -90)
	345 (105.2)	530 (161.5)	185 (56.4)	170.5 (52.0)	0.025 (0.84)
RW13-049 (Azimuth 90, Angle -75)
	390 (118.9)	470 (143.2)	80 (24.4)	75 (22.9)	0.041 (1.42)
	520 (158.5)	570 (173.7)	50 (15.2)	48 (14.6)	0.016 (0.55)
RW13-050 (Azimuth 0, Angle -90)
	365 (111.2)	485 (147.8)	120 (36.6)	118 (36.0)	0.057 (1.95)
Including	390 (118.9)	435 (132.6)	45 (13.7)	44 (13.4)	0.109 (3.73)
	555 (169.2)	635 (193.5)	80 (24.4)	73 (22.2)	0.013 (0.46)

* True thickness is an estimated value based upon interpreted strike and dip of the mineralized zone and drill hole intercept orientation through the mineralization. The actual thickness may be less than or greater than the estimated value given in the table if geologic interpretation changes with increased drill hole density.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Columbia Project, Montana

The Company wholly-owns or leases 24 patented and 162 unpatented mining claims at Columbia, which is located approximately seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Total acreage is 3,697 acres. The patented claims are subject to NSR royalties that range from zero to six percent. Columbia is a ‘green-field’ site, subject only to minor historic mining, and not previously having operated as a modern commercial mine.

The Company engaged Gustavson Associates, LLC, an independent engineering to complete the “NI 43-101 Technical Report and Preliminary Assessment on the Columbia Project, Lewis and Clark County, Montana” dated June 2, 2010 (the “Columbia PEA”) prepared by William J. Crowl R.G., MMSA SME-RM, Donald Hulse P.E., and Richard Moritz, MMSA of Gustavson Associates, LLC. Each of the foregoing persons is an independent qualified person in accordance with NI 43-101. Results of the Columbia PEA demonstrate that the project may have favorable development potential. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment estimates will be realized. Additional studies are required to fully demonstrate the future economic feasibility of the project. This work however justifies moving ahead with a feasibility level study to further define the economics of the project which may potentially justify commencing the permitting process.

The Columbia mineral resource estimate is summarized in the following table utilizing a cut-off gold grade of 0.02 oz/ton, which is calculated utilizing operating cost and expected recovery parameters as developed in the Columbia PEA with supporting metallurgical test work.

	Tons	Gold	Contained	Silver	Contained
Category	(X1,000)	(oz/ton)	Gold Ozs	(oz/ton)	Silver Ozs
Measured	5,370	0.047	254,400	0.155	831,100
Indicated	11,294	0.043	487,300	0.116	1,304,400

Measured and Indicated	16,664	0.045	741,700	0.128	2,135,500

Inferred	10,705	0.042	453,600	0.097	1,035,800

Columbia PEA Highlights:

•	Projected average annual production of approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine-year mine life at an estimated cash cost of $639 per ounce of gold, net of by-product credits.
•	Pre-tax discounted net present value of $111.5 million at $1,025 per ounce of gold and $16.60 per ounce of silver at discount rate of five percent, yielding an internal rate of return of 27 percent.
•	Estimated capital expenditures of $72.2 million and a payback of 3.3 years.

The economic results of the Columbia PEA are dated, having been prepared in 2010, and both capital and operating costs are subject to change due to inflation of costs over time. The Columbia PEA contemplates a conventional open-pit truck/loader mining operation with sequential pit waste backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third-party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

The Columbia PEA developed a number of recommendations for future work. These include:

•	Additional metallurgical sampling to adequately test the various parts of the resource sufficiently to refine the process flow and complete a plant design.
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area.
•	An evaluation of the permitting requirements of the project.
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design.
•	Feasibility and project optimization studies.

A second round of metallurgical test work was completed in February 2012. This work was focused on optimizing flotation gold recovery and characterizing gold concentrate grade and quality. This program focused on utilizing conventional gravity and flotation gold recovery methods to produce concentrate products. Both rougher and cleaner floatation circuits were utilized. Reverse circulation reject samples were composited to create representative oxide mineral samples for testing. Overall recovery was approximately 88 percent for gold and 50 percent for silver. Cleaner flotation upgraded the flotation concentrate to the range of 39 ounces per ton of gold and 125 ounces of silver. Cyanide leach test on flotation concentrate produced a gold recovery of 98 percent and a silver recovery of 96 percent, indicating a high level of oxidation.

In 2012, the Company completed seven reverse circulation rotary holes drilled to obtain metallurgical samples for additional process optimization studies. Total footage drilled was 3,468 feet (1,057 m). Holes in this program were drilled down the structural zones to obtain large quantities of mineralized sample material and the intercept lengths do not represent true thicknesses. The long, down-structure intercepts provide strong support for the down-dip continuity of the gold and silver grades in both the Columbia and Donnely vein systems and provide additional support for the resource estimate detailed in the Columbia PEA.

Additional metallurgical test work will be conducted utilizing samples from this drilling program to further support the currently selected flotation and gravity gold recovery process. Atna's goal is to continue to develop base data to support the completion over the next year of a Mine Plan of Operations as a basis to commence the permitting process at Columbia if supported by the data.

In addition to drilling, the Company continues to gather environmental baseline data. Monitoring of water resources has been conducted at the Project since the 1990s and has yielded an extensive water quality database. The program was expanded in 2012 with the addition of eight groundwater piezometers and a geomorphic survey of stream reaches. The collected groundwater information will support evaluation of mine water issues such as water supply and dewatering needs. The geomorphic survey is the initial step in characterizing aquatic habitat in the area. The environmental program was also expanded to include terrestrial resources including wildlife, vegetation and wetlands. Monitoring included surveys for threatened, endangered, or sensitive species. These investigations will continue through the 2013 field season.

Columbia is not currently permitted for development. Management’s goal is to collect sufficient baseline data to commence a feasibility study and a “Mine Plan of Operations” in 2013. Submission of this work will initiate the formal, multi-year permitting process at Columbia. Columbia is located on patented and unpatented mining claims within a US National Forest. As with all mining projects, an environmental impact statement and permitting process must be completed before a mine can be developed on the property. There are no assurances that all needed permits will be issued, issued timely, or issued without onerous conditions.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Cecil R Project, California

Cecil R is located four miles north of Briggs and has measured and indicated resources of approximately 73,500 contained ounces and inferred resources of approximately 99,400 contained ounces. In late 2012, a scoping level economic study was conducted on the Cecil R project. This non-NI 43-101 compliant report produced positive results, and the Company believes this justifies continued work on the project as financing becomes available. The Cecil R open-pit project may be required to comply with the California Backfill Regulation. However, certain California statutes and regulations recognize that under certain circumstances, existing permit areas may be extended to incorporate mining locations necessary for the continued operation or expansion of the existing operation without the backfilling requirement. Further study and legal review will be required to fully assess the impact of these regulations on the Cecil R project.

EXPLORATION PROPERTIES

Sand Creek Uranium Joint Arrangement, Wyoming

In August 2006, the Company entered into the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement (the “Sand Creek Agreement”) with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (the “Sand Creek JV”) (This is a “joint operation” and not a “joint venture” as defined by IFRS.). The area of interest for the Sand Creek JV covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming. In June 2009, the Company entered into a supplemental agreement to the Sand Creek Agreement, which was amended in December 2012 (“the “Supplemental Agreement”). Under the Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before June 30, 2013 to increase its interest in the project from 30 percent to 51 percent. The Company does not control the timing of future drilling operations under the terms of the Sand Creek Supplemental Agreement. As of December 31, 2012, Uranium One reports having spent $1.1 million of the $1.6 million, and having increased their interest to 39.3 percent. If Uranium One does not earn up to a 51 percent interest in Sand Creek JV, then the Company may assume the role of operator in the project. At termination or completion of the Supplemental Agreement, the Sand Creek Agreement will remain effective, and the parties’ operating interests will be set in proportion to the amount of their respective expenditures or the 51/49 percent stipulated interest, as applicable.

The Sand Creek JV area was identified by the Company and its former joint venture partners during a uranium exploration program in the early 1980s. Drilling during 1981 and 1982 in the program area consisted of 88 drill holes for approximately 69,000 feet. Within the program area, uranium drill-hole intercepts, as defined by down-hole gamma logging, identified the potential for multiple uranium roll-front-type uranium deposits. Uranium mineralization in the program area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet in thickness. All of the claims are underlain by the uranium host rocks of the Chadron Formation.

In late 2006, a drilling program began in the western portion of the Sand Creek JV area and 14 holes were completed totaling 10,395 feet, which demonstrated the presence of “roll front” style uranium mineralization. Follow up drill programs were completed in 2007, 2009 and 2011. These programs totaled approximately 54,000 feet in 72 drill holes. Twenty six of these drill holes encountered uranium intercepts of greater than 0.25 foot-percent U3O8. The drilling programs were designed to test the step-out and in-fill potential of the project’s roll front-style uranium mineralization.

Montana Mineral Rights

Atna owns approximately 0.9 million acres of mineral rights in western Montana. The fee mineral rights underlay surface rights owned by other parties. The lands and mineral rights are comprised primarily of lands assembled in the early 1900s by the former Anaconda Company for their timber and mineral potential. The lands occur in thirteen counties in the mountainous terrain west of the Continental Divide, with most of the lands being located within 50 miles east and west of Missoula, extending to the Idaho State line, and within 60 miles west of Kalispell in northwestern Montana. The mineral rights contain many known occurrences of mineral commodities including gold, silver, copper, barite and phosphate. The Company is in the process of subdividing this package for exploration joint venture or sale.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Canadian Properties, Yukon and British Columbia

On April 24, 2013, an Agreement was signed to sell the Uduk Lake gold prospect to Canarc in exchange for 1.5 million shares of CCM and a retained NSR royalty of 3.0 percent. The Uduk claims are located in the Windfall Hills area, located 65 kilometers south of Burns Lake, Yukon.

In 2011, the Company entered into option agreements to sell its Wolf, White Bull and Ecstall polymetallic exploration properties in the Yukon and British Columbia to Mindat Research, a private British Columbia Corporation. The White Bull claims were returned in 2012 and the claims lapsed in January of 2013. In March 2013, Mindat provided notice of termination of its option on the Wolf and Ecstall properties. These properties are being made available for option. The Wolf polymetallic prospect is located in the Pelly Mountains of southeastern Yukon. The property is currently held as a joint venture with the Company controlling 65.6 percent and Veris Gold Corporation (TSX:VG) controlling 34.4 percent. The Ecstall polymetallic prospect is located in the Skeena Mining District of British Columbia.

Other exploration properties

Other existing exploration properties for which there are no updates in 2013 include:

•	Clover, Nevada, and
•	Blue Bird, Montana.

ROYALTY INTERESTS

Atna owns a number of NSR royalty interests on what are currently non-producing properties in both North and South America. These royalties are the result of property sales and property option exercises. The summary list is shown below:

Property	Location	Operator	Atna NSR	Metal
Ty	Yukon, Canada	Pacific Bay Minerals	1.00%	Pb, Zn, Au, Ag
Adelaide	Nevada, USA	Wolfpack Gold	0.5% to 1.5%	Gold
Tuscarora	Nevada, USA	Wolfpack Gold	0.5% to 1.5%	Gold
Celeste	Chile, Region II	Coro Mining	0.50%	Copper
Atlanta	Nevada, USA	Meadow Bay	3.00%	Gold
Uduk Lake	Yukon, Canada	Canarc Resources	3.00%	Gold

RECLAMATION PROPERTY

Kendall, Montana

Kendall is located approximately 20 miles north of Lewistown, Montana, and is accessible by paved U.S. highway and graded dirt roads. Atna controls approximately 52 lots, fee lands and patented claims covering a total of 644 acres. Kendall was developed as an open-pit, heap-leach gold mine that operated from 1988 to its closure in 1995. Leaching of the remaining gold in the heap-leach pads continued through early 1998. From 1998 to the present time, the Company has continued with closure activities, principally relating to collection, treatment and disposal of water contained in the process system and mine area and re-vegetation of waste rock dump and heap-leach pad surfaces.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

The Kendall permit area covers approximately 1,040 acres of which approximately 448 acres are disturbed.  As of December 31, 2012, a total of 432 acres or approximately 97 percent of the disturbed mining area has been reclaimed. CR Kendall has approximately $2.3 million on deposit in an interest bearing account with the Montana Department of Environmental Quality (“MDEQ”) for reclamation at Kendall. A further $0.2 million surety bond is on deposit.

Kendall operated under permits issued by MDEQ and other regulatory agencies. The MDEQ has approved portions of the closure plan related to re-contouring, re-vegetation, drainage and heap dewatering, and heap closure. The Company believes that reclamation earthwork at the site is substantially complete. Water management and treatment at the site will be continued for the foreseeable future.

In February 2002, the MDEQ issued a decision that a comprehensive EIS is needed to study final closure approval at Kendall. The MDEQ has not completed this EIS. In April 2012, Kendall entered into an agreement with the MDEQ, whereby Atna agreed to provide financial support to complete the final EIS closure study. As part of this agreement, Kendall submitted on July 25, 2012 an application to the MDEQ providing a final closure and reclamation plan for the Kendall mine site. The MDEQ has agreed to perform a completeness review of this plan supported by a closure EIS. The EIS will be managed by the MDEQ in consultation with Kendall. Any costs in excess of the EIS project budget will be shared equally between CRK and the MDEQ.

As reclamation objectives at Kendall are achieved, parcels of land are being made available for purchase to the general public. In 2011, Kendall completed sales of 304.8 acres of reclaimed land in three parcels. Inquiries are being entertained in 2013 as to the potential sale of additional acreage. Kendall retains the water rights associated with the sold parcels as well as right-of-access to conduct environmental monitoring and additional reclamation, if required.

Regulatory agencies must give final approval to all closure measures and be satisfied that the mine has met all reclamation requirements.  There is no assurance of agency satisfaction with mine closure. Kendall uses internal and external technical and legal experts to monitor and ensure environmental compliance. Atna believes the operation is currently in material compliance with all environmental and safety regulations.

Summary of Mineral Reserves and Resources

The mineral reserve and resource figures below are estimates, subject to forward-looking-statement limitations. All reserve and resource figures are considered current as of reported dates indicated in the footnotes to the tables. The scientific and technical information about the Company’s mineral properties contained in this Report has been prepared under the supervision of, reviewed by and approved by William Stanley, a Registered Member of the Society for Mining, Metallurgy and Exploration, a Licensed Geologist, and the Company's Vice President Exploration, and Daniel Saint Don, a Professional Engineer in the province of Ontario and the Company’s Vice President and Chief Operating Officer, both “qualified persons” as that term is defined in NI 43-101.

The mineral resources reported below, other than those declared as proven and probable mineral reserves, have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of a measured or indicated mineral resource within those areas classified as inferred.

Cautionary Note to US Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated” mineral resources. The Company advises US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission (the “SEC”) does not recognize them. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Cautionary Note to US Investors concerning estimates of Inferred Resources: This section uses the term “inferred” mineral resources. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

Gold Mineral Reserves - Proven and Probable (1, 2, 3)

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) – 100% Atna
Proven	4,536	0.020	89,281
Probable	4,753	0.020	94,170

Briggs Reserves	9,290	0.020	183,451

Reward (2) – 100% Atna
Proven	3,810	0.024	91,602
Probable	8,536	0.021	177,645

Reward Reserves	12,347	0.022	269,248

Pinson Underground (3) – 100% Atna
Proven	1,003	0.366	367,736
Probable	736	0.373	274,500

Pinson Underground Reserves	1,739	0.369	642,236

Total Reserves	23,376	0.047	1,094,935

(1)	Briggs mineral reserve summary is based on a 0.007 oz/ton incremental leach cut-off grade calculated using $1,490 per ounce gold supported by the report titled “2012 NI 43-101 Technical Report on the Briggs Mine, Inyo County, California” dated May 29, 2012 with an effective date of March 26, 2012 (the “Briggs Report”) prepared by Alan C. Noble, P.E. of Ore Reserves Engineering, Michael J. Read, SME-RM of Chlumsky, Armbrust & Meyer LLC, William R. Stanley, SME-RM, V.P. Exploration of the Company, and Douglas E. Stewart, P.E., and former V.P. & COO of the Company. Messrs. Noble and Read are independent qualified persons in accordance with NI 43-101 and Messrs. Stanley and Stewart are non-independent qualified persons in accordance with NI 43-101. The Briggs Report was filed on SEDAR on May 22, 2012. The mineral reserve has been updated and reconciled for mine production in 2012 and is current as of December 31, 2012.
(2)	Reward mineral reserve is current as of December 31, 2012, using a >$0.01 net incremental value and $1,490 per ounce gold price, is supported by the Reward Report filed on SEDAR on July 9, 2012.
(3)	Pinson Underground reserve is current as of December 31, 2012, reported using a $1,300 gold price and a cutoff grade of 0.2oz/ton and has been reconciled for mine development production in 2012, as supported by the Pinson Report filed on SEDAR on May 31, 2012.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Gold Mineral Resources - Measured, Indicated and Inferred (1, 2, 3, 4, 5, and 6)

Category	Tons (x 1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs (1, 2)	10,358	0.021	214,522
Reward (1, 3)	4,692	0.023	106,400
Pinson Underground (1, 4)	1,611	0.355	572,636
Pinson Open-pit (4)	21,158	0.035	732,000
Columbia (5)	5,730	0.047	254,400
Cecil R (6)	858	0.024	20,800

Total Measured	44,407	0.042	1,900,758

Indicated
Briggs (1, 2)	20,293	0.019	383,700
Reward (1, 3)	13,363	0.019	256,200
Pinson Underground (1, 4)	1,301	0.383	498,000
Pinson Open-pit (4)	4,307	0.058	249,600
Columbia (5)	11,294	0.043	487,300
Cecil R (6)	2,382	0.022	52,700

Total Indicated	52,940	0.036	1,927,500

Measured and Indicated
Briggs ( 1, 2)	30,651	0.020	598,222
Reward (1, 3)	18,055	0.020	362,600
Pinson Underground (1, 4)	2,912	0.368	1,070,636
Pinson Open-pit (4)	25,466	0.039	981,700
Columbia (5)	16,664	0.045	741,700
Cecil R (6)	3,240	0.023	73,500

Total Measured and Indicated	96,988	0.039	3,828,358

Inferred
Briggs (2)	12,940	0.018	228,600
Reward (3)	4,757	0.014	65,600
Pinson Underground (4)	2,236	0.378	845,900
Pinson Open-pit (4)	824	0.034	28,300
Columbia (5)	10,705	0.042	453,600
Cecil R (6)	5,144	0.019	99,400

Total Inferred	36,606	0.047	1,721,400

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Silver Mineral Resources (Columbia) - Measured, Indicated and Inferred (5)

Category	Tons (x 1,000)	Ag (oz/ton)	Contained Ounces
Measured (5)	5,370	0.155	831,100
Indicated (5)	11,295	0.115	1,304,400
Total Measured and Indicated	16,665	0.128	2,135,500

Total Inferred (5)	10,705	0.097	1,035,000

(1)	Mineral Resources for Briggs, Reward and Pinson Underground include Proven and Probable Reserves
(2)	Briggs Report, dated May 29, 2012; 0.006 oz/ton gold cut-off, adjusted for 2012 production and other changes during production.
(3)	Reward Report, dated June 29, 2012; 0.006 oz/ton gold cut-off
(4)	Pinson Report, dated May 25, 2012; 0.20 oz/ton gold cut-off (Underground); 0.010 oz/ton gold cut-off (Open-pit)
(5)	Columbia PEA, dated June 2, 2010; 0.010 oz/ton gold cut-off.
(6)	Cecil R Report, dated March 2, 2010; using a 0.010 oz/ton gold cut-off.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Summary of Quarterly Results

Following is selected quarterly financial information for the eight most recent quarters. The information is reported in USD, in accordance with IFRS, consistently applied.

Results for Quarter ended	Mar-13	Dec-12	Sep-12	Jun-12
Revenues, gold and by-product sales	$12,521,400	$16,494,500	$14,236,800	$13,159,600
Percent change from previous quarter	-24%	16%	8%	-17%
Percent change from prior period	-21%	16%	-14%	12%

Average gold price per ounce sold	$1,625	$1,714	$1,647	$1,613
Percent change from previous quarter	-5%	4%	2%	-4%
Percent change from prior period	-3%	2%	-3%	6%

Gold ounces sold	7,700	9,600	8,600	8,100
Percent change from previous quarter	-20%	12%	6%	-14%
Percent change from prior period	-18%	14%	-11%	5%

Cost of sales, excluding depreciation	$8,491,600	$10,253,900	$8,988,700	$7,623,000
Percent change from previous quarter	-17%	14%	18%	-12%
Percent change from prior period	-1%	29%	0%	6%

Cost of sales, excluding depreciation, per ounce sold	$1,103	$1,068	$1,045	$941
Percent change from previous quarter	3%	2%	11%	3%
Percent change from prior period	20%	13%	13%	1%

Depreciation and amortization, cost of sales	$1,627,000	$2,111,900	$1,960,200	$1,799,000
Depreciation and amortization, cost of sales, per Oz sold	$211	$220	$228	$222

General & administrative expense, including depreciation	$1,337,900	$1,688,000	$1,042,900	$1,083,300
Exploration expense	$308,100	$529,500	$783,800	$292,500
Site restoration expense	$-	$392,800	$-	$-

Interest expense	$(102,900)	$(145,400)	$(298,100)	$(406,700)
Realized and unrealized gain (loss) on derivatives	$171,900	$367,300	$(841,100)	$282,900
Other (expense) income not listed above	$85,800	$(84,400)	$184,500	$(183,000)

Income tax (expense) benefit, net	$(93,500)	$632,100	$228,300	$(52,200)

Net income after income tax for the quarter	$818,100	$2,288,000	$734,800	$2,002,800
Basic income per share	$0.01	$0.02	$0.01	$0.02

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Results for Quarter ended	Mar-12	Dec-11	Sep-11	Jun-11
Revenues, gold and by-product sales	$15,872,400	$14,194,900	$16,597,400	$11,753,400
Percent change from previous quarter	12%	-14%	41%	N/A

Average gold price per ounce	$1,683	$1,675	$1,696	$1,517
Percent change from previous quarter	0%	-1%	12%	N/A

Gold ounces sold	9,400	8,400	9,700	7,700
Percent change from previous quarter	12%	-13%	26%	N/A

Cost of sales, excluding depreciation	$8,620,000	$7,930,700	$8,962,900	$7,159,500
Percent change from previous quarter	9%	-12%	25%	N/A

Cost of sales, excluding depreciation, per ounce sold	$917	$944	$924	$930
Percent change from previous quarter	-3%	2%	-1%	N/A

Depreciation & Amortization, cost of sales	$2,224,000	$2,101,700	$2,364,200	$1,682,600
Depreciation & Amortization, cost of sales, per Oz sold	$237	$250	$244	$219

General & administrative expense, including depreciation	$1,088,500	$1,519,300	$925,700	$1,111,500
Exploration expense	$127,500	$119,700	$224,300	$219,100
Site restoration benefit	$-	$(136,500)	$-	$-

Interest expense	$(474,600)	$(522,500)	$(548,300)	$(573,600)
Realized and unrealized (loss) gain on derivatives	$(562,700)	$235,800	$(1,278,300)	$(533,300)
Other income not listed above	$87,100	$148,000	$177,700	$671,400

Income tax (expense) benefit, net	$(1,001,800)	$9,094,700	$-	$-

Net income after income tax for the quarter	$1,860,400	$11,616,000	$2,471,400	$1,145,200
Basic income per share	$0.02	$0.10	$0.02	$0.01

The Company’s financial results are not normally significantly impacted by seasonality. Quarterly expenses and income vary depending on the volume of ore mined and processed; ore grades; stripping ratios; labor, diesel, chemical, tire, and maintenance costs; realized and unrealized gains and losses on derivatives; gains or losses on the sale of investments and disposals of properties; and other factors.

Gold price trends indicated above reflect global market conditions. Quarterly average gold prices have been between $1,613 and $1,714 per ounce in each of the last seven quarters.

Volumes sold relate directly to operating capacity and production. Through the quarter ended September 2011, the trend of increasing volumes by quarter generally reflected completion of the ramp-up phase at Briggs with increased productive capacity added through capital additions and additional shifts. In the quarters ended September 2011 through December 2012, Briggs sold between 8,100 and 9,700 ounces per quarter with variations due to changes in mined ore grades; the degree of production stripping activities; disruptions principally related to mechanical failures of the secondary crusher, which was rebuilt in June 2012; and changes in work-in-process inventory levels. In the First Quarter 2013, a focus on stripping of new pits led to a decline in production and hence the ounces sold declined to 7,700. Production statistics, inclusive of stripping ratios, grades and recoveries, and Briggs’ costs are discussed above under “Briggs Mine, California”.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Changes in cost of sales, excluding depreciation, by quarter have been generally consistent with changes in volumes until the latter half of 2012. The increase in the cost per unit in the second half of 2012 and First Quarter 2013 is expected to be a short-term trend and cost per unit is expected to begin to decline in Second Quarter 2013. Third Quarter 2012 costs increased due to residual cost and productivity impacts from the Second Quarter 2012 failure of the secondary crusher and an unusual cycling of high-cost wear items, primarily tires, conveyor belts, and other conveyor components. While maintenance costs and residual impacts of the crusher outage diminished in the Fourth Quarter 2012, other than being carried forward as a component of inventory, mining productivity issues caused costs per unit to remain at a relatively high level. In First Quarter 2013, per unit costs remained high due to lower production levels commensurate with stripping of new pits and due to costs carried forward within inventory.

Depreciation and amortization within cost of sales has been relatively consistent on a cost-per-unit basis. On a per-unit basis, depreciation; which includes the amortization of mine development costs and the cost of mineral reserves; has been declining for the last three quarters reflecting a lesser degree of ongoing mine development. General and Administrative expenses have also been relatively consistent between quarters, but reflects some growth in staff, the amortization of options granted, and the use of consultants.

Exploration expenses vary directly with projects undertaken and the degree of certainty of future benefit. Third Quarter 2012 exploration expenses were higher than in each of the prior five quarters as pre-feasibility drilling programs were undertaken at Pinson open-pit and Columbia. Many infill drilling programs in the prior five quarters were instead capitalized to mineral reserves. In Fourth Quarter 2012, exploration expenses principally consisted of infill-drilling programs at Briggs. In First Quarter 2013, exploration expense principally consisted of work related to determining the economic feasibility of Pinson open-pit, in-fill drilling at Briggs, and ongoing maintenance of the Reward property.

Interest expense has trended down as debt is reduced and new debt, associated with the acquisition and development of Pinson, is instead capitalized. When debt, including existing corporate debt, is used to fund material capital projects such as the development of the Pinson mine, accounting guidance (IFRS) requires the related interest on the debt to be capitalized as part of the cost of the project.

Realized and unrealized gains and losses on derivatives relate directly to market movements in the price of gold and the embedded forward sales in the 2009 Gold Bonds. Please see descriptions of these derivatives and the 2009 Gold Bonds in the footnotes to the financial statements and in this MD&A.

Income tax benefits and expenses recorded relate both to the current period’s results, to the deferred tax provision related to changes in longer-term projections, and to updates in the expected use of the Company’s deferred net operating losses (NOL’s). In the quarter ended December 31, 2011, the Company recognized a significant deferred tax asset based on the expectation of future benefits associated with the utilization of the NOL’s.

Results of Operations – First Quarter 2013 versus First Quarter 2012

Atna generated net income of $0.8 million, $0.01 per basic share, and pre-tax income of $0.9 million for the First Quarter 2013. These quarterly results compare to net income of $1.9 million, $0.02 per basic share, and pre-tax income of $2.9 million for the First Quarter 2012. Significant elements of the $1.1 million decrease in net income and the $2.0 million decrease in income before income tax between the two quarters are presented below.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

•	Gold and silver revenues decreased $3.4 million, or 21 percent, to $12.5 million in the First Quarter 2013 compared to the First Quarter 2012 with the gold ounces sold decreasing from 9,367 ounces to 7,650 ounces, an 18 percent decrease, and the average price realized per gold ounce sold decreasing from $1,683 to $1,625, a 3 percent decrease. Recoverable gold ounces mined decreased from approximately 12,500 ounces in First Quarter 2012 to approximately 8,000 ounces in First Quarter 2013 as Briggs focus shifted to the stripping of new pits for a period of approximately five months commencing in late December 2012. The decrease in ore production led directly to the decrease in the volume sold.
•	Cost of sales, excluding depreciation, was $8.5 million in First Quarter 2013 and $8.6 million in First Quarter 2012, a decrease of $0.1 million and 1 percent. Sales volumes decreased 18 percent, so a net 17 percent increase relates to increased per unit costs. The division of the total cost of production over a lower volume of production was the principal factor leading to the increased per unit cost in First Quarter 2013. Briggs focused on the capitalized pre-stripping of new pits in First Quarter 2013, so the mining of ore decreased, less ore was crushed, less ore was placed on the leach pad for recovery, and gold production decreased. Additionally residual costs, particularly those due to mining inefficiencies in Fourth Quarter 2012 and higher maintenance costs in Third Quarter 2012, were carried forward as part of the inventory sold in First Quarter 2013. The Company uses a rolling weighted average cost to value its inventory, so a portion of past cost is included in each unit sold. Gold inventories at Briggs also declined by approximately 1,500 ounces in First Quarter 2013.
•	Depreciation and amortization, cost of sales, decreased $0.6 million, 27 percent, in First Quarter 2013 relative to First Quarter 2012. The units-of-production method of calculating depreciation generally causes depreciation to vary with the volume sold, an 18 percent decrease between First Quarter 2013 and First Quarter 2012. The decrease in depreciation and amortization exceeded the change in volume by 9 percent due principally to a declining / older asset base at Briggs. Other than depreciation on equipment used for development at Pinson, depreciation, depletion and amortization have not yet commenced for Pinson, pending its attainment of commercial production.
•	General and administrative expenses increased $0.2 million, 23 percent, in First Quarter 2013 relative to First Quarter 2012. This increase relates principally to the amortization of an increased number and valuation of granted stock options and to increased salaries.
•	Exploration expenses increased $0.2 million to $0.3 million in First Quarter 2013 compared to the First Quarter 2012 due principally to commencement of a feasibility study for Pinson open-pit and the completion of infill drilling at Briggs.
•	Interest expense decreased $0.4 million to $0.1 million in the First Quarter 2013 principally as the result of capitalization of interest related to the Pinson-underground project. Interest bearing debt also decreased through the scheduled principal repayments of the 2009 Gold Bonds and the repayment of C$2.5 million of the Sprott loan.
•	Unrealized gain (loss) on derivatives was a gain of $0.6 million in First Quarter 2013 and a loss of $0.1 million in First Quarter 2012. The influence of period-end gold prices on the embedded forward derivatives in the 2009 Gold Bonds drove these gains and losses. The valuation of the outstanding forwards at March 31, 2013 was based on a strike price of $1,113 per ounce; a market valuation of $1,598 per ounce, and 2,443 ounces remaining under contract.
•	Tax expense was $0.1 million in First Quarter 2013 and $1.0 million in First Quarter 2012. The estimated tax expense for First Quarter 2012 was a poor estimate, largely reversed in the later quarters of 2012. The First Quarter 2013 estimated expense reflects the use of NOL carry-forwards and percentage depletion allowed under U.S. tax rules.

As of March 31, 2013, cash and cash equivalents were $5.9 million, a $13.5 million decrease since December 31, 2012. The significant elements underlying this net decrease in cash in First Quarter 2013 are presented below with comparisons to First Quarter 2012.

•	$3.4 million was provided by operations in First Quarter 2013, inclusive of a $1.0 million decrease in working capital, compared to approximately $4.5 million provided by operations in First Quarter 2012, inclusive of approximately a $1.0 million increase in working capital. Net cash provided by operating activities declined by $1.1 million between First Quarter 2013 and First Quarter 2012 principally due to the decrease in pre-tax income previously discussed.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

•	$11.6 million was used for mine development and to acquire capital equipment principally at Pinson and Briggs in First Quarter 2013 compared to $2.8 million used principally at Pinson and Briggs in First Quarter 2012. Of the $11.6 million expended in First Quarter 2013, approximately $9.1 million was expended for development at Pinson, $1.8 million was expended for development / stripping at Briggs, and $0.4 million was expended on equipment and other assets at Briggs.
•	In addition to the pre-stripping (removal of overburden) included in development, Briggs was engaged in stripping activities in active pits (also referred to as “production stripping”). $0.6 million was expended on these stripping activities in First Quarter 2013 and $0.5 million was expended in First Quarter 2012.
•	Additionally, $0.7 million of interest was capitalized for Pinson in First Quarter 2013 whereas $0.5 million of interest was capitalized for Pinson in First Quarter 2012.
•	In First Quarter 2013, $0.2 million was received from other investing activities, principally the sale of equipment and collections on Pinson’s sales during development. In First Quarter 2013, $0.9 million was received from other investing activities, principally the reduction of collateral on surety bonds and the sale of securities previously received in exchange for the Atlanta property.
•	In First Quarter 2013, $0.7 million was expended on stripping activity assets at Briggs whereas $0.5 million was expended on stripping activity assets in First Quarter 2012.
•	No warrants and few options were exercised in First Quarter 2013 whereas the exercise of warrants in First Quarter 2012 provided $2.2 million.
•	$4.1 million was used for the scheduled repayments of debt in First Quarter 2013 compared to $1.3 million used for debt repayments in First Quarter 2012.

Contractual Obligations

The Company’s material contractual obligations as of March 31, 2013 follow.

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	22,545,800	$14,119,800	$8,426,000	$-	$-
Finance lease obligations	7,225,200	2,108,300	5,116,900	-	-
Operating lease obligations	391,000	160,200	229,400	1,400	-
Asset retirement obligations	8,034,200	601,700	647,600	1,898,300	4,886,600

Total	$38,196,200	$16,990,000	$14,419,900	$1,899,700	$4,886,600

Off-Balance Sheet Arrangements

The Company had no outstanding off-balance sheet arrangements.

Liquidity and Capital Resources

Atna expects that cash requirements over the next 12 months, including those for investments in mine development and servicing existing debt, can be met through a combination of cash flow from the Briggs and Pinson operations, existing cash, and equipment financing. Supplemental financing, if required, may be generated from the issuance of debt, convertible bonds, or equity, new lines of credit, asset sales, or combinations thereof. As of March 31, 2012, the Company had net working capital (current assets less current liabilities) of $3.1 million. Current assets included cash of $5.9 million, trade receivables of $1.1 million, and $19.4 of recoverable gold inventories at cost. The gold inventories consisted of approximately 15,100 recoverable ounces at Briggs and approximately 2,100 payable recoverable ounces at Pinson which had a combined gross market value of approximately $27.5 million based on the period-end gold price of $1,598 per ounce.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Past cash requirements were met through the use of a combination of operating cash flows, asset sales, and debt and equity financings. In August 2011, the Company arranged a C$20 million line of credit with Sprott Resource Lending Partnership (“Sprott”) to finance the acquisition of the remaining 70 percent interest of Pinson. In September 2011, the Company acquired the remaining 70 percent of Pinson for 15 million shares of common stock, $15 million in cash, and other consideration. In February of 2012, the term of the C$20 million credit facility with Sprott was extended into 2013; and in first quarter 2013, the remaining credit facility of C$17.5 million with Sprott was extended with C$1.46 million due each month commencing September 30, 2013 and ending on August 29, 2014. In September of 2012, the Company completed a C$17.25 million equity offering, principally to complete funding for the Pinson-underground mine development.

Completion of the initial development of Pinson-underground has been a priority demand upon cash and liquidity. Through March 31, 2013, approximately $31.4 million has been expended on this development, net of pre-production sales and ARO adjustments. The Company projects that a net expenditure of approximately $2 million in Second Quarter 2013 will complete the initial development.

A second principal use of funds anticipated within the next 12 months is expected to be the reduction of debt. C$1.46 million is due to Sprott for each of the 12 months beginning September 30, 2013. Quarterly principal and estimated derivative payments of $1.3 million are due to the 2009 Gold Bond holders through December 31, 2013.

Funding requirements could be significantly affected by the future price of gold, any unforeseen, prolonged production disruptions at Briggs or Pinson, the working capital and mine development expenditures at Pinson prior to attainment of commercial production, and other events. Drilling and development projects at Reward, Pinson open-pit, and Columbia are progressed only as funds become available. Atna is considering additional sources of financing to address any potential contingent risk of having inadequate capital to complete the Pinson underground development in 2013 and possibly to accelerate the development of Reward.

Briggs is expected to produce and sell 35,000 to 43,000 ounces of gold at an annual average cash cost of between $850 and $900 per ounce. Both higher production and lower costs per unit are expected in the latter half of 2013 after incremental mine development has been completed at Briggs. Production waste stripping is expected to cost approximately $6 million in 2013. Other development and sustaining capital expenditures for 2013 are expected to be between $4.5 million and $5.5 million.

Pinson ore production is expected to increase throughout 2013 as additional ore stopes are developed. Pinson is expected to produce between 50,000 and 57,000 ounces of gold in 2013 at a projected cash cost of between $900 to $950 per ounce, including all royalties and severance taxes. The majority of this production is expected to occur in the second half of 2013. The cash cost per ounce during development and ramp-up will not be indicative of ongoing costs. Additional sustaining capital development will be required at Pinson on an ongoing basis to maintain production targets. It is anticipated that primary spiral development will re-commence in late third quarter to early fourth quarter of 2013 to add another 70 feet of vertical depth to the spiral, which is expected to add three additional ore stope blocks prior to year-end. Capital cost for this activity, including associated ventilation raise and other ancillary facilities, is expected to be approximately $1.5 million. Approximately 210 to 280 vertical feet of primary spiral development with associated services and facilities will be required each year through the mine life to maintain production levels.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Financing Transactions

Equity Issuance: In First Quarter 2013, 0.7 million shares were issued for fees related to the second extension of the credit line with Sprott at a deemed price of $0.78 per share, valued at $0.5 million.

A roll-forward of the Company’s common shares outstanding as of March 31, 2013 follows.

Number of
Shares
Balance, beginning of the period	144,989,922
Sprott credit agreement	675,240
Option exercises	150,544

Balance, end of the period	145,815,706

As of the May 10, 2013, the Report Date, 145,815,706 common shares were outstanding.

Debt Issuance: In March of 2013, Atna and Sprott agreed to an extension of the remaining C$17.5 million credit facility with 12 equal monthly payments due Sprott commencing September 30, 2013 and ending on August 29, 2014. Interest on unpaid principal balances continues to accrue at an annual rate of 9 percent compounded monthly and payable quarterly. Assets owned by Atna Resources Ltd, Atna Resources Inc. (“ARI”), and Canyon Resources Corp. (CRC), excluding interests in subsidiaries of CRC other than ARI, were pledged as security against this loan. Covenants also restrict equipment financings to $20 million, preclude the issuance of new debt with the exception that up to $35 million of new debt for the construction of the Reward mine may be incurred after the Sprott loan has been reduced to C$11.5 million; and require Sprott’s consent for material asset sales. The loan origination costs, including those for the extensions, were capitalized and will be amortized over the minimum contractual life of the loan facility. Some of the amortized loan fees are expected to be recapitalized as Pinson mine development costs.

2009 Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of Gold Bonds (the “2009 Gold Bonds”). The 2009 Gold Bonds will mature on December 31, 2013 and have an annual interest rate of 10 percent. The 2009 Gold Bonds are redeemed in quarterly installments each equivalent to the market value of 814 ounces of gold per quarter based on a closing gold price ten trading days prior to the end of each quarter. The 2009 Gold Bond financing limits the Company’s hedge position to 50 percent of its future estimated consolidated gold production and requires the Company to provide a negative pledge to not create any further indebtedness at the Briggs Mine, subject to certain permitted exceptions such as for equipment financing.

The Company recorded an initial discount on the 2009 Gold Bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the 2009 Gold Bonds and the $0.6 million initial fair value of the embedded derivative. The embedded derivative has been separated from the 2009 Gold Bond principal and is the result of the 2009 Gold Bonds calling for the forward sale of 814 ounces of gold per quarter through December 31, 2013 at a price of $1,113, the spot price of gold at the time the bonds were issued. The fair value of the embedded derivative fluctuates with changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 percent. Financial metrics related to the 2009 Gold Bonds follow.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

	As of March 31,	As of December 31,
	2013	2012

Current gold bond derivative liability	$1,156,300	$1,733,500
Long-term gold bond derivative liability	-	-
Total gold bond derivative liability	$1,156,300	$1,733,500

Current gold bond liability	$2,640,600	$3,494,800
Long-term gold bond liability	-	-
Total gold bond liability	$2,640,600	$3,494,800

	Three Months 2013	Three Months 2012

Realized loss on gold bond derivatives	$(405,300)	$(446,600)
Unrealized gain (loss) on gold bond derivatives	$577,200	$(116,100)
Interest on gold bond liabilities	$(90,600)	$(181,300)
Bond discount amortized as interest expense	$(52,100)	$(104,200)

Investing Transactions

Disposition of Assets: In First Quarter 2013, the Company received $0.1 million upon the exchange of a piece of equipment. In First Quarter 2012, the Company received $0.4 million for investments sold. The investment sold in 2012 was stock in another mining company acquired in exchange for the Atlanta mining property.

Capital Expenditures: Cash expended for mine development and capital purchases in First Quarter 2013 were $11.6 million. These capital expenditures were principally for development of the underground mine at Pinson and removal of over-burden on new pits at Briggs. Additionally, in First Quarter 2013, capitalized interest of $0.7 million was paid for financing and development of Pinson and capital was reduced by $0.1 million as a result of ore sales and collections by Pinson. $0.6 million was also expended in First Quarter 2013 for stripping activities in active existing pits at Briggs.

The capital expenditures stated above have been approved for expenditure by the Company on a case-by-case basis. Future capital expenditures will be evaluated based on judgments as to potential benefits, project requirements, the alternative demands upon funds, and the availability of funds.

Outstanding Warrants

The following table summarizes brokers’ warrants outstanding as of March 31, 2013.

	Remaining			Underlying
Expiration Date	Life in Years	Exercise Price		Shares

March 11, 2014	0.95	CAD$	1.00	1,035,000

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Surety Bonds

All bonds outlined below are subject to at least annual review and adjustment.

The Briggs Mine operates under permits granted by various agencies including the Bureau of Land Management, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company, via sureties, has posted reclamation bonds with these agencies in the amount of $4.4 million. Restricted cash held as collateral by the sureties and related to Briggs amounts to $1.8 million.

The total estimated bonding requirement for Reward is $6.2 million of which $5.3 million will be required when the Company commences plant construction and removal of overburden. The Phase 1 surety bond of $0.9 million has been posted to cover the installation of tortoise exclusion fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. Restricted cash held as collateral by a surety related to the Phase 1 surety bond is $0.4 million.

The total bonding requirement for Pinson-underground is estimated to be $2.0 million. A $0.8 million bond has been posted and the remaining $1.2 million is pending review Federal and State agencies. Restricted cash held as collateral by the sureties and related to Pinson amounts to $0.3 million.

The Company has on deposit with the MDEQ $2.3 million in an interest-bearing account for reclamation at the Kendall Mine. In addition, the Company posted a $0.2 million surety bond with the MDEQ for the capping project in Third Quarter 2012, and provided the surety with $0.1 million in collateral. See “Kendall, Montana” above.

Related Party Transactions

During 2012 and in 2013 through the Report Date, the Company had no related party transactions.

Financial Instruments

Held-to-maturity investments, loans, receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured at fair value. Derivative financial instruments are classified as held-for-trading and are recorded at fair value, unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company has not designated its derivative contracts as hedges and therefore does not employ hedge accounting. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet dates; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are disclosed within operating cash flow.

The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

The following table provides a comparison of fair values and carrying values as of:

			March 31, 2013		December 31, 2012
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	N/A	$5,853,700	$5,853,700	$19,342,900	$19,342,900
Restricted cash	Loans and receivable	1	4,965,600	4,965,600	4,964,400	4,964,400
Investments	Available-for-sale	1	70,400	70,400	83,900	83,900
Total financial assets			$10,889,700	$10,889,700	$24,391,200	$24,391,200

Financial liabilities:
Accounts payable and accrued liabilities	At amortized cost	N/A	$7,959,100	$7,959,100	$7,153,400	$7,153,400
Derivative liabilities	Held-for-trading	2	1,156,300	1,156,300	1,733,500	1,733,500
Notes payable	At amortized cost	2	19,045,300	19,045,300	22,511,300	22,511,300
Gold bonds, net of discount	At amortized cost	2	2,640,600	2,640,600	3,494,800	3,494,800
Finance leases	At amortized cost	N/A	7,225,200	7,225,200	3,330,900	3,330,900
Total financial liabilities			$38,026,500	$38,026,500	$38,223,900	$38,223,900

The value of warrants issued by the Company is a non-recurring fair value estimate determined using Level 3 inputs. The brokers’ warrants issued in 2012 were determined to have a fair value of C$0.3 million using a Black-Scholes model and based on the Company’s share price at issuance, an expected life of 1.5 years, expected volatility of 55 percent, and a risk-free rate of 0.22 percent.

The following table presents the Company’s nonfinancial liabilities that were measured at fair value on a recurring basis by level within the fair value hierarchy as of:

	March 31, 2013			December 31, 2012
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Liabilities:
Asset retirement obligations	$-	$-	$4,582,400	$-	$-	$4,582,200

The Company uses estimated amounts and timing for expected future reclamation costs, the current market-based discount rate in consideration of the risks specific to the liability, and other assumptions to determine AROs. Accordingly, the ARO fair value is based on unobservable pricing inputs and is included within the Level 3 fair value hierarchy. There were no Level 1 or Level 2 fair value estimates.

Derivatives

As of March 31, 2013, the Company had the following derivatives outstanding.

Derivative Contracts	Strike Price	Ounces in 2013	Fair Value
Gold bond forwards	$1,113	2,443	$1,156,300

As of March 31, 2013, the Company’s only outstanding derivatives are the forward sales embedded in the 2009 Gold Bonds. Please see “2009 Gold Bonds Payable” above for a further description of the 2009 Gold Bonds and for relevant financial metrics.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Financial Risk Management

The Company is exposed to a number of financial risks including market risks, credit risks and liquidity risks. Market risks include commodity price risk, security price risk, foreign exchange risk, and fair value interest rate risk. The Company has risk management policies and programs that involve senior management and when appropriate, the Board of Directors of the Company (the “Board”). The main purpose of these policies and programs is to manage cash flow and raise financing as required and in a timely fashion for the Company’s development programs. The Company may use various financial instruments to manage related risks. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

Gold price risk: The Company’s primary product is gold. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The market price of gold and the value of mineral interests related thereto have fluctuated widely and are affected by numerous factors beyond the control of the Company. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, changes in production due to mine development and improved mining and production methods, metal stock levels, governmental regulations, and central bank policies. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving a profit or acceptable rate of return on invested capital or the investment not retaining its value.

For the first quarter 2013, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.2 million, respectively. For the first quarter 2012, if the price of gold averaged 10 percent higher or lower per ounce, the Company would have recorded an increase or decrease in revenue of approximately $1.6 million, respectively.

The Company may enter into gold derivative contracts (hedges) to mitigate the impacts of lower gold prices on its operations. Management and the Board have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production. The gold derivative contracts may include the purchase of put options and the sale of call options, which in some cases are structured as a collar, and forward gold sales, including embedded derivatives. Derivative financial instruments are recorded at fair value, and hedge accounting has not been employed.

The only derivative contracts existing as of March 31, 2013 and December 31, 2012 were embedded forward gold sales in the 2009 Gold Bonds previously described. If the price of gold increases or decreases by 10 percent, our gold bond derivative liabilities existing as of March 31, 2013, would increase or decrease by $0.4 million, respectively. An increase in gold price increases the liability and an unrealized loss would be recognized; whereas a decrease in gold price decreases the liability and an unrealized gain would be recognized.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations and obligations. This risk arises in turn primarily from operating and business risks that have the potential to disrupt cash flows, inclusive of risks of material changes in gold prices, production schedules and outputs, operating costs, spending on or timing of development, and changes in regulations. Cash flow forecasting is performed regularly in aggregate for the Company with the objective of managing operating, investing, and financing cash flows to maintain a continuity of funding.

Economic factors beyond the Company’s control may also make additional funding temporarily unavailable. The Company is seeking revolving lines of credit and undrawn committed borrowing facilities in order to better manage liquidity risks, but such facilities do not yet exist. Should cash flows from operations and existing cash be insufficient to meet current obligations, refinancing of debt obligations, the sale of assets, or an equity issuance would be necessary, and there is no assurance that such financing activities would be successful.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Equipment financing is restricted to $10 million at Briggs by a covenant in the 2009 Gold Bond agreement and to $20 million for the Company as a whole by a covenant in the Sprott credit agreement. The 2009 Gold Bond agreement includes a negative covenant preventing additional encumbrances at Briggs through its termination in December 2013. The Sprott credit agreement, as amended in March 2013: precludes additional borrowing for the construction of the Reward mine until the balance due Sprott has been reduced below C$11.5 million; precludes material sales of assets and material issuances of secured debt during its term; and includes a negative covenant preventing additional encumbrances at Briggs through the term of the facility. The Sprott credit agreement may be terminated early, however under the March 2013 amendment, an early prepayment fee of 2 percent would be due Sprott.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments as of the dates indicated. In 2012, i.e. in the second table, extensions, subsequent to year-ends, of obligations due Sprott have been reclassified to the later appropriate columns.

		Payments due by Period as of March 31, 2013
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$8,135,300	$7,568,600	$566,700	$-	$-	$-
Finance lease obligations	7,225,200	549,400	1,558,900	5,116,900	-	-
Derivative financial instruments	1,156,300	390,300	766,000	-	-	-
Long term debt obligations	22,545,800	1,239,900	12,879,900	8,426,000	-	-

Total	$39,062,600	$9,748,200	$15,771,500	$13,542,900	$-	$-

		Payments due by Period as of December 31, 2012
		Less than	Between 3 months			More than
	Total	3 months	and 1 year	1-3 years	3-5 years	5-years
Trade and other payables	$7,163,500	$6,642,500	$521,000	$-	$-	$-
Finance lease obligations	3,330,900	276,700	788,200	2,266,000	-	-
Derivative financial instruments	1,733,500	442,600	1,290,900	-	-	-
Long term debt obligations	26,601,400	3,738,900	9,630,133	13,232,367	-	-

Total	$38,829,300	$11,100,700	$12,230,233	$15,498,367	$-	$-

Capital management: The primary objective of the Company’s capital management is to maintain healthy capital ratios in order to support its operations and development, limit the risks of default on debt obligations, and maximize shareholder value. The Company manages its capital structure and makes adjustments to it in light of business and economic conditions. To date, the Company has not declared or paid any dividends. The Company has issued new shares and may again in order to maintain or adjust its capital structure. The Company has the practice of developing its mines at a controlled and measured pace in order to manage financial leverage. Management principally considers the debt to total asset ratio as a measure of financial leverage and overall capital structure; such ratio being 26 percent at March 31, 2013 and 27 percent at December 31, 2012. Long-term cash flow forecasts are prepared at least annually for the Company with the objective of managing debt levels, rates of development, and the long-term capital structure.

Foreign exchange risk: A debt obligation of C$17.5 million is denominated in Canadian dollars. Changes in the CAD/USD exchange rate will proportionately affect the reported value of this liability. Otherwise, the Company’s assets, liabilities, revenues and costs are primarily denominated in USD, and not significantly impacted by foreign exchange risks. If the CAD to USD exchange rate increases or decreases by 10 percent, the reported value of the C$17.5 million debt obligation will increase or decrease by $1.8 million or $1.5 million, respectively.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

One of the market conditions that may affect the price of gold is the extent to which gold is viewed as a safe-haven or hedge against fluctuations in major currencies such as the US dollar and the Euro. Foreign exchange may therefore have a significant indirect impact upon the Company.

Credit and customer risks: Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted. Credit risks arise from market, industry, and individual counterparty conditions. Concentrations of credit risk, on or off balance sheet, exist for counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Company manages counterparty credit risk by monitoring the creditworthiness of counterparties.

The Company is subject to concentrations of credit risk in connection with maintaining its cash balances primarily in U.S. and Canadian financial institutions in amounts in excess of levels insured by the Federal Deposit Insurance Corporation and the Canada Deposit Insurance Corporation. Restricted cash held as collateral against surety bonds is invested by the surety-trustee in certificates of deposit and US Treasury instruments.

Sales of gold by Briggs expose the Company to the credit risk of nonpayment by the buyer. Briggs sells all of its gold to one or two customers with payment terms of 0 to 14 days. At any one time, the level of receivable is usually less than two percent of the Company’s total annual revenues. Due to the global and liquid markets for gold, geographic and customer concentrations are considered to pose immaterial risks.

To the extent Pinson sells ore and doré, distinguished from gold sales by Briggs, and generates trade receivables, credit risk will arise. In October 2012, Pinson entered into an agreement to sell oxide ore under specified terms through December 31, 2013 to a third-party processor, Newmont Mining Corporation. Pinson is presently dependent on this one customer to buy oxide ore. Pinson has a life-of-mine contract to place, at its option, sulfide ore with a separate third-party processor, Barrick Gold Corporation (“Barrick”), who will also buy under agreed upon terms the resultant doré. In March 2013, Pinson entered into a processing agreement with a one-year term with Veris Gold USA Inc. (“Veris”) whereby Veris will process combinations of oxide and sulfide ores as well as sulfide ores for a fee and deliver the resultant doré to Pinson’s account. Pinson’s inventory is to remain physically segregated by Veris and Pinson retains title to the inventory at all times. Pinson is presently dependent on Veris to process mixed ores and upon Barrick and Veris to process sulfide ores.

The embedded derivative in the 2009 Gold Bond was the only derivative contract outstanding as of March 31, 2013 and December 31, 2012. Since the 2009 Gold Bonds do not require further cash payments to the Company, they do not generate third party credit risk to the Company.

Equity securities price risk: The Company is exposed to equity securities price risk because of investments held as available-for-sale. These securities have typically been received in payment from joint venture or other business partners for obligations due. The fair value balances of available-for-sale securities at March 31, 2013 and December 31, 2012 were $70,400 and $83,900, respectively, representing the maximum potential losses from changes in prices of equity investments.

Fair value interest rate risk: The Company has only entered into debt agreements with fixed interest rates. Fixed interest rates expose the Company to fair value interest rate risks. There is the qualitative risk that a fixed rate liability will become uncompetitive in the future as market rates decline or the Company’s credit position improves. There is a quantitative risk that the interest rate will increase upon refinancing of debt obligations in the future as market rates increase or the Company’s credit position deteriorates. The Company’s other qualitative interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets. Management of the fair value interest rate risk involves taking into consideration the duration of debt agreements, refinancing penalties, options to renew existing positions, the availability of floating–rate debt and other alternative financing.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Stock Options

The following table summarizes the stock options outstanding and exercisable as of March 31, 2013.

Exercise Price CAD		Options Outstanding			Options Vested & Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.45	$0.59	2,197,833	2.1	$0.55	2,147,833	2.1	$0.55
0.60	0.69	1,605,000	1.9	0.67	1,605,000	1.9	0.67
0.70	0.82	490,000	2.6	0.73	406,667	2.5	0.73
0.83	0.89	1,825,000	2.7	0.89	1,211,666	2.7	0.89
0.90	1.07	475,000	3.1	0.92	314,583	3.1	0.93
1.08	1.18	2,860,000	3.8	1.13	1,044,995	3.9	1.14

$0.45	$1.18	9,452,833	2.8	$0.84	6,730,744	2.5	$0.76

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's president and chief executive officer and vice president and chief financial officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to them by others within the organization in a timely manner; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The chief executive officer and chief financial officer of the Company have designed, or caused to be designed, under their supervision, internal controls over financial reporting (“ICFR”) and have caused these controls to operate effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There has been no change in the Company’s DC&P or ICFR that occurred during First Quarter 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s DC&P or ICFR. Internal and external audit tests were performed in 2012 providing reasonable assurance of the effectiveness of the Company’s DC&P or ICFR. The Company and the certifying officers have concluded that DC&P and ICFR were effective in First Quarter 2013 and in 2012.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, Management Discussion and Analysis (“MD&A”) and other information contained in public reports. Additionally, it is management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

The Company’s management is held accountable to the Board. Directors are elected to the Board by the shareholders of the Company on an annual basis. The Board is responsible for reviewing and approving the annual audited consolidated financial statements and MD&A. Responsibility for the review and recommendation to the Board of approval of the Company’s quarterly unaudited interim condensed financial statements and MD&A is delegated by the Board to the Audit Committee, which is comprised of three directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders of the Company to conduct an audit of the financial statements in accordance with IFRS. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Executive officers of the Company are retained under Employment Agreements. These Agreements have a one-year term and are automatically renewable unless the Company provides notification that the contract will not be renewed at least 60 days prior to the end of the Term.

Recently issued Financial Accounting Standards and their impact upon the Company

IFRS 9 – Financial Instruments – On November 12, 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace International Accounting Standard (“IAS”) 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures including additional disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and de-recognition of financial instruments. Although early adoption is permitted, in December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. The Company is currently determining the impact of adopting IFRS 9.

IFRS 11 – Joint Arrangements – On May 12, 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes SIC-12 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The core principle of IFRS 11 is that a party to a joint arrangement determines the type of joint arrangement by assessing its rights and obligations and accounts for those rights and obligations, rather than accounting for the legal form of the arrangement. IFRS 11 must be applied starting January 1, 2013, with early adoption permitted. The Company early-adopted the standard in 2012 and has determined adoption required no changes to the already existing Company practices.

IFRS 12 – Disclosure of Interests in Other Entities – On May 12, 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 requires a parent company to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. IFRS 12 must be applied starting January 1, 2013, with early adoption permitted. The Company early-adopted the standard and has determined adoption has no present impact.

IFRS 13 – Fair Value Measurement – On May 12, 2011, the IASB issued IFRS 13 Fair Value Measurement. IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements, based on a fair value hierarchy. IFRS 13 must be applied starting January 1, 2013, with early adoption permitted. The Company early-adopted the standard and has determined adoption has no present impact.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

Critical Accounting Estimates

Amounts included in or affecting the Company’s financial statements and related disclosures must be estimated. Therefore, the reported amounts of the Company’s assets and liabilities, revenues and expenses, and associated disclosures with respect to contingent assets and obligations are necessarily affected by uncertainties. The Company evaluates these estimates on an ongoing basis, utilizing historical experience, consultation with experts, and other methods considered reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from the Company’s estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production amortization; determination of deferred stripping costs related to development and production operations; calculation of gold inventory; recoverability and timing of gold production from the heap-leach process; environmental, reclamation and closure obligations; fair value of share-based compensation; fair value of financial instruments and nonmonetary transactions; valuation allowances for future tax assets; and future tax liabilities.

Risks and Uncertainties

Mining is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The extraction of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the worldwide economy, the price of gold and other minerals, the proximity and capacity of processing facilities, and such other factors as government regulation, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, and improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. There is the possibility that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures, or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed-ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad, third party ore processing limitations or constraints, ability to deliver ores to third parties, and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit costs, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope or roof failure, lack of skilled labor and management, equipment failures, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company operates in the US. As such, the Company’s business is subject to regulation by numerous county, state and federal regulatory agencies that include, but are not limited to, Mine Safety and Health Administration (“MSHA”), US Department of Occupational Safety and Health (“OSHA”) Department of the Interior, Bureau of Land Management (“BLM”), US Forest Service (“USFS”) US Department of Alcohol Tobacco and Firearms (“BATF”), US Department of Homeland Security, US Environmental Protection Agency (“EPA”), US Corp of Engineers, California Department of Occupational Safety and Health (“CAL-OSHA”), Great Basin Unified Air Pollution Control District, California Regional Water Quality Control Board, California Department of Fish and Game, California Environmental Protection Agency (“CEPA”), Nevada Division of Environmental Protection (“NDEP”), Inyo County California, Nye County Nevada, and Humboldt County Nevada. US legislation is trending toward giving regulatory agencies increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies, officers, directors and employees. There is no assurance that stricter standards and future changes in regulation, if any, will not adversely affect the Company’s operations.

Another form of regulatory risk is the potential change in income, severance, or other tax rates and laws that could reduce future profitability or impair the Company’s reported deferred tax asset. The Company has only taken more-likely-than-not positions in determining its deferred tax asset.

The Company may enter into gold hedging contracts in order to protect future operating cash flows. The Company also enters into purchase agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may result from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel, it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

For additional information on risk factors, please refer to the risk factors section of the Company’s 20-F for 2012, which can be found on SEDAR at www.sedar.com EDGAR at http://www.sec.gov/edgar.com.shtml.

Forward-Looking Statements

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of applicable securities legislation. These “forward-looking statements” are based on projections, expectations and estimates as of the Report Date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans related to the future. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Forward-looking statements may include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, anticipated costs of production, estimated capital expenditures, estimated net present values, estimated internal rates of return, estimated development activities, mine development plans, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks or claims, the anticipated use of proceeds from financings, anticipated capital spending and liquidity, the timing of commencement of commercial production, drilling schedules and potential results thereof, granting of permits and approvals, and the timing and potential results of studies and reports. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is planned”, “expects” or “does not expect”, “is expected”, “is designed”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “forecasts”, “contemplates”, “continue”, “targets”, “targeted”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

In particular, this MD&A and other documents incorporated by reference herein contain forward-looking statements pertaining to the following:

•	Any projections of earnings, revenues, synergies, costs and cost savings, cash flows, liquidity, capital spending, and other financial items;
•	Any projections of production, recoveries, stripping ratios, conversions of resources to reserves, operational efficiencies and inefficiencies, and other operating items;
•	Any projections that new financing can be obtained upon commercially acceptable terms given market and economic conditions at the time;
•	Any statement of the plans, strategies, objectives, and goals of management for future operations, including the development of the Pinson-underground, Pinson open-pit, Reward, Cecil-R, and Columbia gold mining projects and initial commercial production at the Pinson-underground mine;
•	Any statements regarding future economic conditions or performance;
•	Any statements of belief or intent; and
•	Any assumptions regarding the foregoing.

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors set forth below and in the sections of this MD&A entitled “Financial Risk Management”, “Critical Accounting Estimates” and “Risks and Uncertainties” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012, as well as the Company’s other filings with Canadian Securities Administrators and the SEC:

•	Fluctuations in gold and other metals prices;
•	Risks relating to the Company’s ability to generate material revenues or obtain adequate financing or its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Possible variations in ore reserves, grade or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Risks related to fluctuations in the currency market;
•	Risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict the Company’s operations;
•	Delays in obtaining government approvals or financing or in the completion of development or construction activities;
•	Risks related to hedging metal production and key operating inputs;
•	Risks related to operating hazards;
•	Risks related to the exploration, permitting, development and mining of precious metals;
•	Risks related to estimation of reserves and resources;
•	Risks related to governmental regulation, including environmental regulation;
•	Risks related to competition;
•	Risks related to joint ventures;
•	Uncertainty of capital costs, operating costs, production, metal recoveries and economic returns;
•	Risks related to the uncertainty of the title of assets;
•	The need to attract and retain qualified management and technical personnel;
•	Risks related to reclamation activities on properties; and
•	Other risks described in other documents incorporated by reference herein.

Forward-looking statements provide information about management’s current expectations and plans relating to anticipated future events and are based on the Company’s current beliefs and assumptions regarding, among other things:

•	Future gold and other metals prices;
•	The overall success of the Company’s ability to generate material revenues and to obtain adequate financing for its planned exploration and development activities;
•	Actual results of current exploration activities;
•	Conclusions of economic evaluations;
•	Changes in project parameters as plans continue to be refined;
•	Future variations in ore reserves, grade, or recovery rates;
•	Failure of plant, equipment or processes to operate as anticipated;
•	Realization of benefits from all capital including deferred stripping costs incurred during development and production;
•	The estimated fair value of share-based compensation;
•	The estimated fair value of financial instruments and nonmonetary transactions;
•	Future profitability affecting deferred tax assets and liabilities;
•	The probable outcome of contingencies;
•	Fluctuations in the currency market;
•	The regulatory frame work governing environmental laws and regulations;
•	Possible delays in obtaining governmental approvals or financing or in the completion of development or construction activities;

ATNA RESOURCES LTD. MANAGEMENT'S DISCUSSION AND ANALYSIS For the Quarter Ended March 31, 2013

•	Hedging metal production and key operating inputs;
•	Operating hazards;
•	The exploration, permitting, development and mining of precious metals;
•	Estimation of reserves and resources;
•	Capital costs, operating costs, production, metal recoveries and economic returns; and
•	The Company’s ability to attract and retain qualified management and technical personnel.

Statements relating to mineral reserves and resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the resources.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made, and the Company does not assume any obligation to update any forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For reasons set forth above, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the Report Date and other than as required by applicable securities laws, the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances.

Cautionary Note to US Investors – The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred” mineral resources which the SEC guidelines generally prohibit US registered companies from including in their filings with the SEC. The terms “measured” and “indicated” mineral resources are recognized and required by Canadian regulations. US investors are cautioned not to assume that any part or all of mineral resources in these categories will ever be converted into reserves. The term “inferred” mineral resources is recognized and required by Canadian regulations. “Inferred” mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that part or all of an inferred resource exist, or is economically or legally minable.

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